Exhibit 99.1

Linkage Global Regains Compliance with Nasdaq Minimum Bid Price Requirement

TOKYO, Japan and NEW YORK, October 19, 2026 — Linkage Global Inc. (Nasdaq: UZX) (“Linkage Global” or the “Company”), a technology-driven enterprise focused on AI-enabled wellness infrastructure, today announced that it received written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on October 19, 2026, confirming that the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market.

As previously announced, on June 3, 2026, Nasdaq notified the Company that the closing bid price of the Company’s Class A ordinary shares had been below US$1.00 per share for 30 consecutive business days and that, as a result, the Company was not in compliance with the Minimum Bid Price Requirement. Nasdaq provided the Company with an initial compliance period of 180 calendar days, through November 30, 2026, to regain compliance. To regain compliance, the Company was required to maintain a closing bid price of at least US$1.00 per share for a minimum of 10 consecutive business days.

Nasdaq determined that the closing bid price of the Company’s Class A ordinary shares was at least US$1.00 per share for the 20 consecutive business days from September 21 through October 16, 2026. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and Nasdaq has closed the matter.

About Linkage Global Inc.

Linkage Global Inc. (NASDAQ: UZX) is a technology-driven enterprise pioneering global AI-enabled wellness infrastructure. Through its proprietary Human Resonance OS, the Company integrates self-developed neural acoustic algorithms, a portfolio of original wellness audio copyrights, and next-generation smart wearables to deliver data-driven, proactive wellness solutions to B2B and B2C markets worldwide. Founded on March 24, 2022, Linkage Global is headquartered in Tokyo, Japan. For more information, visit: https://linkagecc.com

For investor and media inquiries, please contact:

Linkage Global Inc.

Investor Relations

Email: ir@linkagecc.com